NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The null hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 18, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 13, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between BlackRock Pennsylvania Strategic Municipal Trust and BlackRock MuniYield Pennsylvania Quality Fund became effective before the opening on April 13, 2015. Each Common Share of Beneficial Interest of BlackRock Pennsylvania Strategic Municipal Trust will be exchanged for an equivalent dollar amount of a full Common Share of Beneficial Interest of BlackRock MuniYield Pennsylvania Quality Fund. The number of shares will depend on the relative net asset values ('NAV') of the shares of both funds on the effective date of the reorganization. Cash will be paid in lieu of issuing fractional shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 13, 2015.